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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Spherion Corporation
(Name of Subject Company (Issuer))

SPHERION CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share, under the Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), the Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, the Interim Services Inc. 1998 Stock Incentive Plan, the Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, the Interim Services Inc. 1993 Long-Term Executive Compensation Plan and the Norrell Corporation 1994 Stock Incentive Plan
(Title of Class of Securities)

848420105
(CUSIP Number of Class of Securities)

Lisa G. Iglesias
Vice President, General Counsel and Secretary
 Spherion Corporation
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309
(954) 938-7600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Jonathan L. Awner, Esq.
Akerman, Senterfitt & Eidson, P.A.
One S.E. 3rd Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$19,438,652	$3,888

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,961,719 shares of common stock of Spherion Corporation having an aggregate value of $19,438,652 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third party tender offer subject to Rule 14d-1. /x/ issuer tender offer subject to Rule 13e-4. / / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

This Tender Offer Statement on Schedule TO is being filed by Spherion Corporation, a Delaware corporation ("Spherion"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange all of its currently outstanding options to purchase common stock having an exercise price equal to or greater than $18.00 per share that were issued under the Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), the Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, the Interim Services Inc. 1998 Stock Incentive Plan, the Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, the Interim Services Inc. 1993 Long-Term Executive Compensation Plan and the Norrell Corporation 1994 Stock Incentive Plan for replacement options to purchase common stock that will be issued under the 2000 Stock Incentive Plan on August 9, 2002, or a later date if the offer is extended. Options that vest (or whose vesting accelerates) based on something other than the passage of time (e.g., based on revenue targets or targeted stock trading prices), or that would ordinarily expire before the date that the new options are issued, are excluded from this offer. This offer is being made subject to the terms and conditions set forth in the Offer to Exchange that is attached to this Schedule TO as Exhibit (a)(1).

The information in the Offer to Exchange, including all schedules thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 7.	Source and Amount of Funds or Other Considerations.
	(b)	None.
	(d)	Not applicable.
Item 9.	Person/Assets, Retained, Employed, Compensated or Used.
	(a)	Not applicable.
	(b)	Not applicable.
Item 10.	Financial Statements
(a)
The documents listed in Item 14(a)(1) of Spherion Corporation's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 and Item 1 of Spherion Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001 are incorporated herein by reference.
	(b)	Not applicable.
Item 11.	Additional Information
	(a)	None.
Item 12.	Exhibits
	(a)(1)	Offer to Exchange, dated December 21, 2001.
	(a)(2)	Form of Election Form.
	(a)(3)	Form of Withdrawal Form.
	(a)(4)	Form of e-mail letter to eligible option holders.
	(a)(5)	Form of letter to eligible option holders.
	(a)(6)	Spherion Corporation Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the SEC on March 16, 2001, which is incorporated herein by reference.
	(a)(7)	Spherion Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 28, 2001, filed with the SEC on November 13, 2001, which is incorporated herein by reference.
	(a)(8)	Question and answer memo sent to eligible option holders.
	(a)(9)	Form of Personnel Option Status Report.
	(a)(10)	Press Release issued by Spherion Corporation on December 21, 2001.
	(a)(11)	Revised Press Release issued by Spherion Corporation on December 21, 2001
	(a)(12)	Voicemail communication from Bob Livonius, Chief Operating Officer and Executive Vice President on December 21, 2001
(d)(1)
Spherion Corporation 2000 Stock Incentive Plan (formerly the Interim Services Inc. 2000 Stock Incentive Plan), filed as Exhibit 10.22 to Spherion Corporation's Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the SEC on March 16, 2001, which is incorporated herein by reference.

(d)(2)
Interim Services Inc. Amended and Restated 1998 Stock Incentive Plan, filed as Exhibit A to Spherion Corporation's Proxy Statement, filed with the SEC on April 2, 1999, which is incorporated herein by reference.
	(d)(3)	Interim Services Inc. 1998 Stock Incentive Plan, filed as Exhibit B to Spherion Corporation's Proxy Statement, filed with the SEC on March 12, 1998, which is incorporated herein by reference.
(d)(4)
Interim Services Inc. 1997 Long-Term Executive Compensation and Outside Director Stock Option Plan, filed as Exhibit I to Spherion Corporation's Proxy Statement, filed with the SEC on April 10, 1997, which is incorporated herein by reference.
(d)(5)
Interim Services Inc. 1993 Long-Term Executive Compensation Plan, filed as Exhibit A to Spherion Corporation's Proxy Statement, filed with the SEC on March 28, 1996, which is incorporated herein by reference.
(d)(6)
Norrell Corporation 1994 Stock Incentive Plan, filed as Exhibit 10.27 to Norrell Corporation's Registration Statement on Form S-1, filed with the SEC on June 10, 1994, which is incorporated herein by reference.
	(d)(7)	Form of Option Agreement issued pursuant to the Spherion Corporation 2000 Stock Incentive Plan.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

December 21, 2001	SPHERION CORPORATION
	By:	/s/ ROY KRAUSE
	Title:	Executive Vice President and Chief Financial Officer

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